

May 18, 2022

VIA E-MAIL

Michael Peck
President
First Trust Private Credit Fund
235 West Galena Street
Milwaukee, WI 53212

      Re: First Trust Private Credit Fund
                 File Nos. 333-264365; 811-23792

Dear Mr. Peck:

On April 19, 2022, you filed the above-referenced registration statement on Form N-2 on behalf of First Trust Private Credit Fund (the "Fund"). We have reviewed the registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the Fund's registration statement.

General Comments

1. We note that the registration statement is missing substantial information. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

2. Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

3. Inasmuch as Section 8(c) of the Securities Act of 1933 ("Securities Act") relates to post-effective amendments, please remove the check from the box next to "when declared effective pursuant to Section 8(c)" on the facing sheet.

4. We note the disclosure that the Fund is seeking an order under Section 17(d) of the Investment Company Act of 1940 ("1940 Act"). Please advise us if you have submitted

or expect to submit any other exemptive applications or no-action requests in connection with the registration statement.

Cover Page

5. For consistency with rule 35d-1 under the 1940 Act, please revise the Fund's non-fundamental investment strategy by clarifying the Fund will invest in credit instruments that are not available to the general public, i.e., "private credit."

6. In the first paragraph under "Investment Strategies," please revise the second sentence to appropriately define "private credit instruments." In this regard, please ensure that the Fund's investments in convertible and preferred securities, and government and municipal obligations are "private credit investments." It is also unclear whether the Fund would consider privately-placed debt issued by a public company to be "private credit." Please revise accordingly.

Fund Fees and Expenses

7. Please confirm supplementally that organization and offering costs of the Fund are subject to the Expense Limitation and Reimbursement Agreement. If they are not subject to this agreement, please update disclosure to specify that these expenses are not subject to the agreement.

Investment Objectives and Strategies

Investment Strategies and Overview of the Investment Process

8. In the first paragraph, please disclose what factors the Investment Adviser considers in allocating a percentage of Fund assets to the Fund's particular Sub-Advisers (Angel Oak, BC Partners, and Palmer Square). For example, is the decision based on the Sub-Adviser's expertise in a particular asset class? How does the Investment Adviser determine how much of the Fund's assets to allocate to a particular Sub-Adviser?

9. We note that the Investment Adviser may hedge the Fund's exposure; if the Investment Adviser will use derivatives as a principal investment strategy, please disclose and include appropriate principal risk disclosure.

10. We note that the Fund's "Principal Risks" includes the risks of repurchase agreements and REITs (the latter is included in Interest Rate Risk).   If the Fund considers investing in repurchase agreements and REITs to be part of its principal investment strategy, please discuss such investments in "Investment Strategies;" otherwise, please consider deleting them as principal risks.

11. The third paragraph lists criteria that the Investment Adviser and the Sub-Advisers may consider in selecting the Fund's investments, but does not discuss how or if these criteria are evaluated. For example, in seeking to diversify the Fund's risks, are the Investment

Adviser and Sub-Advisers targeting particular allocations to investment grade and non-investment grade fixed income investments? Are there specific criteria or thresholds as to the Fund's exposure to geography, ratings, and duration risks, etc.? Please revise accordingly.

Principal Risk Factors

Leverage Risk

12. Please disclose how the Investment Adviser expects to manage the conflict of interest in deciding whether to use or increase the use of the Fund's leverage.

Repurchase Policy Risk

13. We note that the Fund discloses that it may reserve some of its net assets in cash to finance Share repurchases. Please confirm that such cash will not include cash generated from selling additional Shares or from income expected to be received during the tender period.

Dividend Reinvestment Plan

14. Please disclose how the Fund will handle partial shares for purposes of the DRIP.

Taxation of the Fund

15. Per the second paragraph under "Investment Strategies and Overview of the Investment Process" on page 9, the Fund intends to invest in municipal obligations. Please include the risks relating to changes in tax rates and rules when investing in municipal securities, as well as the suitability of the Fund for tax-exempt or tax-deferred accounts and for investors subject to the federal alternative minimum tax, if applicable. Please also include this information where appropriate elsewhere in the prospectus.

Part C

16. Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

17. Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Agreement and Declaration of Trust

18. In Article IX, section 9.10 of the Agreement and Declaration of Trust, please replace "any of such provisions is in conflict with the 1940 Act," with "any of such provisions is in conflict with the federal securities laws" or explain to us why such change is not appropriate.

By-Laws

19. We note that Article IV, section 4.3 of the By-Laws states that broker non-votes will be counted as present for quorum purposes. Please advise us how this provision is consistent with NYSE Rule 452 with respect to shareholder meetings involving non-routine matters.

20. Please revise Article VII of the By-Laws to state that this article does not apply to claims arising under the federal securities laws. In an appropriate location in the prospectus, please disclose this provision and its corresponding risks even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

*****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please contact me at (202) 551-6869 or hunter-cecih@sec.gov.

Sincerely,

/s/ Holly Hunter-Ceci

Holly Hunter-Ceci
Senior Counsel

cc: Joy Ausili, UMB Fund Services, Inc.
        Veena Jain, Faegre Drinker Biddle & Reath LLP
        David Manion, Staff Accountant
        Jay Williamson, Branch Chief
        Christian Sandoe, Assistant Director